April 3, 2007

Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:          Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 30, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006
Filed June 13, 2006
File No. 1-9338

Dear Mr. Moran:

On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated February 23, 2007 containing additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.

As a result of the Staff’s recent comments, the Company performed an expanded review of its historical retail inventory methodology (“RIM”). From this expanded review, the Company gained new insight into its ability to develop and apply a RIM methodology that addresses issues in its historical RIM methodology, such as the fact that the Company did not capture the retail value of purchases and that, while the methodology did incorporate shrink and permanent markdowns in ending inventory at retail, there was no explicit estimate of shrink and certain markdowns in the calculation of goods available for sale at retail.

In light of this, the Company intends to correct its historical RIM calculations through a restatement of financial statements for fiscal years prior to fiscal 2006 and related disclosures for the years presented in its upcoming Form 10-K for the fiscal year ended February 3, 2007. While the Company believes the fiscal 2004 lease accounting correction and the fiscal 2005 vendor allowance recognition/cost deferral correction were individually immaterial to the years in which the charges were recorded, as our prior year financials are being restated, we also intend to reflect these charges in the appropriate prior periods. Additionally, we intend to restate the opening balance sheet and subsequent years’ balance sheets for the Company’s unrecorded share-based compensation costs related to a historical stock option measurement date issue.

The Company today filed its Form 8-K disclosing that prior financial statements may no longer be relied upon. While the restatement for the error in accounting related to the Company’s historical RIM methodology will affect a significant number of prior years, the Company believes presenting the restatement in its upcoming Form 10-K is appropriate and that it would not be practicable to amend all previously filed reports. In addition, the Company no longer has a trading market for its equity securities and its current security holders consist of members of senior management, sophisticated private equity investors, and qualified institutional bondholders, all of whom should be able to more easily and fully understand the impact of the restatement if the restatement is contained in our upcoming Form 10-K. Therefore, we respectfully submit that the Company’s intent to restate its financial statements in its upcoming Form 10-K without amending its prior filings would not be adverse to the Staff’s public policy considerations.

The Company is mindful of the Staff’s concern with respect to the precedential effect of allowing the Company to restate its financial statements in its upcoming Form 10-K for the fiscal year ended February 3, 2007 without amending prior filings. In this particular instance, however, we believe there is no precedential effect on reporting companies since our filing obligations will cease to exist once the Staff’s comments are satisfactorily resolved, the Commission declares effective the Company’s post-effective amendments, and the fiscal 2006 Form 10-K is filed. Furthermore, we note that, in connection with the Company’s expected exchange offer related to its outstanding bonds, the same five years of financial statements required to be included in an S-4 registration statement would have been included in our fiscal 2006 Form 10-K.

Supplemental Document I includes a preliminary draft of the Company’s proposed fiscal 2006 Form 10-K disclosures that explain the restatement to the users of the Company’s financial statements.

We advise the Staff that Supplemental Document I is being provided under separate cover and that we have requested confidential treatment of Supplemental Document I pursuant to the provisions of 17 C.F.R §200.83.

We provide below Michaels’ responses to each of the Staff’s individual comments from its letter dated February 23, 2007. We have included the text of the Staff’s comments preceding each of our responses.

Form 10-K for the Fiscal Year Ended January 28, 2006

Merchandise Inventories

1.             We note your response to comment 1 in our letter dated December 4, 2006 and your continued belief that the adjustment primarily represented an appropriate change in method.  As previously requested, please file a letter from your independent accountant as required by Item 601 of Regulation S-K for any changes in accounting principles or any changes in the method of applying any such accounting principles.

Response:

As more fully described in its response to comment #2, the Company now considers this charge to be a correction of an error and will not be filing a preferability letter for this item. In connection with the restatement, the Company will reverse the portion of the vendor allowance recognition/cost deferral charge that does not pertain to fiscal 2005 and record it in the appropriate period in its restated financial statements.

2.             We have read your response to our prior comments 1 and 2 of our letter dated December 4, 2006.  We note that your response makes several conclusory statements that you believe that the prior method of deferring vendor allowances was reasonable and appropriate.  We note your observations concerning the historic origins of the calculation.  However, we do not understand your conclusion that both the prior method and current method produced reasonable estimates given the significant difference that occurred even at the end of fiscal 2004.  We note that you separately calculated inventory turns for total inventory in order to defer other costs.  As such there was no extra work needed to calculate the deferral of vendor allowances based on total inventory turns.  Your response does not address the inventory flow and other business characteristics associates with the movement of inventory associated with vendor allowances that caused you to believe that store inventory turns more appropriately reflected the movement of the associated inventory as opposed to total inventory turns.  Please provide us with a response telling us why you believe that deferring vendor allowances based upon store inventory turns was more appropriate than using total inventory turns given the fact that the vendor allowances appear to have been associated with all of your inventory and you had calculated both inventory turn rates.  Please address your consideration of materiality in conjunction with your response to other comments included in this letter.

Response:

After consideration of the Staff’s comments, we believe the vendor allowance recognition/cost deferral charge disclosed in our fiscal 2005 Form 10-K would be most appropriately characterized as a correction of an error. As such, the impact of the correction to the method for deferring vendor allowances will be reflected in the appropriate years in the Company’s restated financial statements. In the aggregate, the vendor allowance recognition/cost deferral correction and the correction to the cumulative effect of accounting change from RIM to weighted average cost (“WAC”) were material to fiscal 2005.

Please note that the significant difference referenced in the Staff’s comment relates to the cumulative balance sheet impact as of the end of fiscal 2004, which developed from the build-up over time of immaterial annual income statement impacts. As the Staff noted above and as the

Company determined in fiscal 2005, the most appropriate inventory turn, given the fact that the vendor allowances are associated with all inventory, would be total inventory turnover.

To address the Staff’s other questions, we clarify that we did not utilize total inventory turn for any portion of the prior method’s deferral. However, the Company notes that total inventory turn information was available in prior years and could have been used to calculate the deferral of vendor allowances. Furthermore, we clarify that we believe that both the store level inventory turnover and the total inventory turnover provided a reasonable estimate of the amount of vendor allowances recognized as a component of cost of sales in each fiscal period and the amounts deferred as of the end of each fiscal period. We believe this statement is supported by the immaterial difference that resulted from using the prior method and the current method for each year prior to fiscal 2005.

3.             We note your response to comment 4 in our letter dated December 4, 2006 and that your new calculation excludes vendor allowances on purchases recorded in inventory under GAAP but not yet received.  Your response to comment 5 however states that all vendor allowances related to all inventories are included in the allowances deferral calculation.  Please clarify.

Response:

To clarify, we exclude purchase obligations (which we define as FOB shipping point merchandise in-transit from vendors) from the calculation to determine the number of months of vendor allowances to defer, but we do not exclude the related vendor allowances from the amounts subject to deferral. Within the deferral calculation, vendor allowances deferred/recognized include the vendor allowances related to purchase obligations. However, the portion of the calculation that determines number of months of purchases in ending inventory (i.e., number of months of vendor allowances to defer) does not include purchase obligations in either ending inventory or monthly purchases. We note that if purchase obligations were included in the model, the impact to the total calculation would be de minimis.

4.             On page F-9 you indicate that you receive reimbursements from some vendors based upon the volume of purchases.  Please tell us and disclose in future filings whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements.  Further, please clearly indicate whether vendor allowances are recognized based on when inventory is shipped and recognized by you under GAAP or when you receive the inventory.  If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.

Response:

We clarify that, prior to fiscal 2006, the majority of our annual earned vendor allowance income was through programs that did not require milestones to be met, and, in effect, the Company earned vendor allowances on a consistent percentage of total merchandise purchases from the first purchase. None of our fiscal 2006 or 2007 vendor allowance programs requires a milestone to be achieved prior to earning the allowance. For our milestone-based vendor allowances prior to fiscal 2006, we did not accrue for vendor allowances based on purchasing projections or estimates due to uncertainty surrounding the probability of achieving specific purchase volumes and historical variability between our estimates and actual purchase volumes. The Company’s milestone-based vendor allowance agreements were primarily based on specific increases over the prior year’s annual volume, thus history of purchasing at those increased volumes was not available. Additionally, historical experience could not reliably be applied because of changing circumstances, including the changing retail environment, competition, and consumer preference. As such, the Company’s milestone-based vendor allowances were recorded as the related purchase milestones were achieved. Further, we record vendor allowances in a manner consistent with our recognition of inventory under GAAP (based on when the title of the inventory is transferred to the Company), which would include purchase obligations and merchandise in-transit.

The Company will expand its disclosure of vendor allowances in its significant accounting policies footnote in its upcoming Form 10-K for the fiscal year ended February 3, 2007.

We have read your response to our comments 7, 11 and 12 of our letter dated December 4, 2006.  It appears that your procedures for applying the retail inventory method calculated the amount of periodic purchases at retail by taking counted inventory, adding back sales and markdowns and subtracting open inventory.  It is our understanding that the retail inventory method requires that you populate the amount of purchases at retail based upon a markup of purchases using actual retail prices, or a reasonable approximation.  Further, since you were not able to adequately capture shrinkage (i.e. merchandise theft, clerical errors, and unrecorded markdowns) and you did not add back an amount for known or estimated shrinkage it appears that your application of the retail inventory method would systematically understate purchases, overstate the ending inventory cost factor, overstate ending inventory and understate cost of sales for some initial period of time.  Further, it appears that during periods of rising inventories and unusually high shrinkage, there could have been material understatement of the cost of sales.  We also observe that your application of the retail inventory method would have had the unintended consequence of decreasing cost of sales as a result of increased merchandise theft.  We note your response to comment 9 of our letter dated December 4, 2006 where you appear to indicate that inventory shrinkage on an annual basis was running at a 10% rate.  Such a level of shrinkage is abnormally large and would have had a material impact on your calculation of ending inventory and cost of sales under your application of the retail inventory method.  Given the above we have the following comments:

5.             Tell us why you believe that your application of the retail inventory method was in accordance with GAAP given the fact that a) you did not add back an amount for shrinkage, b) you were unable to compute a value for purchases at retail cost based upon actual retail costs, c) there was no way to calculate shrinkage with any manner of precision using your system and d) there was a significant risk that your method could materially overstate inventory and understate cost of sales in a given period.

Response:

The Company’s RIM methodology was established prior to its IPO in fiscal 1984 and was used to value inventories in our Michaels stores through fiscal 2004. In fiscal 2005, the Company changed its method of accounting for these inventories to WAC. The Company’s historical RIM methodology focused on appropriately matching cost of inventory sold with related revenues consistent with the principles of ARB No. 43, Chapter 4, and consistently used known available information in its calculation. As part of its financial closing process, the Company performed certain reasonableness tests to evaluate the appropriateness of its RIM gross margin. These reasonableness tests included a comparison of the Company’s point-of-sale margin (“Scan Margin”) to its gross margin. The Scan Margin was consistently higher than the gross margin, which the Company believed reflected a reasonable estimate of shrink, store use, and markdowns in ending inventory. Additionally, there was consistency in the direction and magnitude of the year-over-year trends in both the Scan Margin and gross margin, which the Company noted was another indicator of the RIM methodology’s reasonableness.

However, as discussed with the Staff, the Company’s method contained certain shortcomings, which included the Company’s historical inability to capture the retail value of purchases. Further, while the methodology did incorporate shrink and permanent markdowns in ending inventory at retail, there was no explicit addition of shrink and certain markdowns in the computation of goods available for sale at retail. In light of this, the Company intends to correct its historical RIM calculations through a restatement of financial statements for fiscal years prior to fiscal 2006 by presenting its restated financial statements for fiscal years 2002 through 2005 in its upcoming fiscal 2006 Form 10-K.

6.             We note your assertion that you believe that the adjustment recorded in fiscal 2005 related to the change in inventory valuation method was a change in accounting principle.  Given the fact that your application of the retail inventory method had significant shortcomings, tell us why you do not believe it would be appropriate to characterize the adjustment you recorded in fiscal 2005 as a correction of an error.

Response:

As noted above in response to comment #5, the Company believed its historical RIM method conformed with GAAP at the time it prepared its fiscal 2005 financial statements. At the time it recorded the cumulative effect of accounting change for the conversion to WAC, the Company believed the cumulative effect impact was due to the differences between the two inventory valuation methods. Once the Company expanded its review of its historical RIM method in light of the Staff’s recent comments, the Company concluded it should restate its prior financial statements. The conversion from the restated RIM method to the WAC method will be reflected as a cumulative effect of accounting change in the Company’s restated fiscal 2005 financial statements.

7.             We note that your Form 10-K filed on April 11, 2005 discloses that your disclosure controls and procedures as well as your internal controls over financial reporting were effective.  Tell us why you believe that those were reasonable conclusions given the serious limitations inherent in your controls regarding inventory and its proper valuation.

Response:

As noted above in response to comment #5, the Company believed its historical RIM method conformed with GAAP at the time it was completing its procedures for the certification of its fiscal 2004 Form 10-K. Once the Company expanded its review of its historical RIM method in light of the Staff’s recent comments, the Company concluded it should correct its prior financial statements.

In connection with the Company’s restatement of previously issued financial statements, the Company’s management expects to conclude that, due to the restatement, a material weakness in internal control existed and the Company’s disclosure controls and procedures were ineffective as of the end of fiscal 2006.

8.             We have read your response to prior comment 12 of our letter dated December 4, 2006.  We note that your controls related to shrinkage under the retail inventory method, as applied by you, included reasonableness checks.  Tell us with more specificity what analytical procedures you performed and why you believe that these procedures were appropriately tailored to your circumstances such that they would have a reasonable chance of detecting material misappropriation of your assets.  We note that in the specific example you have provided to us you would utilize the services of your loss prevention managers when margins dropped below 35%.  Given that your application of the retail inventory method would, in many cases, inflate margins in the short term, tell us why this procedure would have been an effective control to mitigate the associated risks.

Response:

Loss Prevention’s audit role in the physical inventory process included spot checks and observations to verify the accuracy of the physical counts at approximately 10 to 15 stores each quarter. Their review of stores with a gross margin lower than 35% was performed on all stores counted that quarter (approximately 150 to 200 stores counted each quarter) after the count process was finalized. This gross margin review was designed to improve store execution and operations and did not have a direct impact on our RIM calculation. Based on the results of their review, Loss Prevention would schedule a store visit to analyze store operating procedures and implement corrective action plans to improve store execution. With respect to your specific question about our use of a 35% margin as a threshold for identifying high risk stores, please note that the Company’s average merchandise margin was consistently more than 500 basis points higher than such 35% margin. Notwithstanding the fact that the historical RIM method would be expected to incrementally increase ending inventory values on an annual basis and result in corresponding increases to gross margin, it would not be expected to generate a difference of this significance in any year. As a result, we believe that this procedure was a reasonable and effective aspect of our controls to mitigate risk.

The Company also had certain controls in place in its stores to ensure the quality of the store count process:

•	A review of the location controls, tested by the Company’s field audit group, was conducted to determine store compliance with the processing of retail price changes.

•

Test counts were performed to verify the accuracy of the third-party inventory counting services. These test counts were conducted on a sample basis within each store by identifying variances greater than 2%, both positive and negative.

•

A review of each merchandise section, counted by the third-party service, was conducted by comparing the average retail inventory value per counted unit to the average retail price of goods merchandised in that section. Based on this review, recounts were sometimes necessary to ensure overall count accuracy.

•

Prior to approving and accepting the physical count results from the third-party service, the store managers compared the resulting gross margin percentage they calculated on their Gross Margin Calculation Worksheet to the year-to-date Scan Margin less estimated shrink and store use, as reported on their store profit and loss statement, for reasonableness.

In addition to the above controls, audit work was performed by our Merchandise Accounting group such as:

•

Upon completion of the physical counts, the resulting inventory value at retail for the counted stores was reviewed and compared to the average of the counted stores. Inventory levels at retail value were typically between $1.5 million and $2.0 million. Inventory levels outside of this range were investigated to determine if the store was a higher or lower sales volume, physical format, or sized store, for which higher or lower inventory would be considered reasonable.

•

Purchase accruals for stores counted near period-end were analytically reviewed for reasonableness by comparing the accruals at count date and period-end. Any notable differences were investigated. A rollforward to period-end was necessary as physical counts were performed during the last three weeks of the fiscal quarter to allow our field auditors and store operations management to be present for the counts as required by our internal control procedures. Conducting the counts any closer to period-end would require more stores to count per day, which would make it impossible for our field auditors and store operations management to attend an adequate number of store counts for these controls to be effective.

•

Identifed and researched any counted store with higher or lower than anticipated gross margin before inclusion in the Company’s RIM calculation. Each counted store’s gross margin was compared to its Scan Margin and was further analyzed if the book/scan difference was outside the typical range of 3.0% to 3.5% (which is consistent with the consolidated book/scan analysis performed each quarter). We believe this difference between gross margin and Scan Margin represented the impact of shrink, store usage, damages, theft, and markdowns.

Any significant favorable or adverse findings as a result of these analytical reviews would have indicated either an issue with that store’s physical count, inventory valuation, or shrink rate,

any of which would have prompted immediate further investigation and resolution.

9.             We note that there was a significant increase in your inventory reserves in 2005.  Please provide us with more details concerning the facts and circumstances of the increase in these reserves.  Tell us where you recorded the associated expense in your statement of operations.  Tell us where you discussed the significant impact that this increase in reserves had on your results of operations.  Tell us how you determined that the increase in your inventory reserves was appropriately recorded in 2005 as opposed to some earlier period.

Response:

Supplemental Schedule B from our last response reflected fiscal 2005 amounts under WAC and all prior year amounts under RIM.  The difference in inventory reserves in fiscal 2005 compared to fiscal 2004 was due to inherent differences between our RIM methodology and our WAC method, which was implemented in fiscal 2005. All inventory reserves required under GAAP were appropriately recorded through the cumulative effect of accounting change as part of the Company’s adoption of WAC. Any change in these reserves throughout fiscal 2005 was recorded as an element of cost of sales. Under RIM, we recorded markdown reserves for known impairments and for merchandise with expected negative net realizable value. These reserves have historically been immaterial given the high margins in our business. With respect to shrink reserves, our RIM procedures adjust the retail value of non-counted stores to the average for the counted stores each quarter, which results in recording shrink through the model for all stores, and is validated by the 10% difference discussed in comment #11 below. Therefore, no additional shrink reserves are required under our RIM model. As our WAC inventory balance is based on the perpetual records and approximately 25% of the chain is counted at each quarter-end, a reserve for shrink (representing estimated unrecorded shrink from the date of the last store physical inventory to the end of the period) is recorded to properly state the WAC inventory balance.

10.           We note your response to prior comment 10.  Please tell us if your product categories all have the relatively same margin and if so, the range of that margin.

Response:

The Company’s inventory is comprised of over 40,000 sku’s that are categorized by department based on the type of merchandise. The Company uses this departmental structure to monitor its sales and margin performance. Please see Supplemental Schedule A that analyzes departmental sales as a percentage of total sales, as well as scan margin by department. The result of that analysis demonstrates that changes in margin year-over-year are driven almost exclusively by rate as opposed to mix of sales. While the various departments have different scan margins (calculated as an average of the scan margins for the thousands of individual sku’s that comprise each department), the departmental-level sales mix remained relatively consistent year-over-year. Therefore, because of this consistent sales mix year to year, the Company believes using a single pool of inventory in its RIM methodology has no significant impact on the accuracy of its historical RIM methodology.

We advise the Staff that Supplemental Schedule A is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule A pursuant to the provisions of 17 C.F.R §200.83.

11.           We note your response to prior comment 14 that the difference between the perpetual records and the retail inventory model or stock ledger was approximately 10%.  As previously requested, please explain how you adjusted ending inventory for this discrepancy.  That is, tell us if the stock ledger was adjusted to the perpetual inventory balance.

Response:

This 10% difference was calculated as the average inventory at retail for stores that were not counted in the fourth quarter of fiscal 2004, based on our perpetual inventory records, compared to average inventory at retail for stores counted in the fourth quarter of fiscal 2004. Please note that the 10% difference is not expressed as a percentage of sales, but represents the average ending balance for counted stores as compared to non-counted stores. As a percentage of sales (at cost), this difference was approximately 1.8%, which, on an annualized basis, is consistent with the Company’s newly developed estimates of unrecorded shrink. Our annual total shrink rate, at cost, including perpetual inventory adjustments throughout the year and the results of each store’s annual physical inventory, averages approximately 2% to 3%.

Our perpetual inventory records are updated for actual physical inventory results when each store performs its annual physical count. We note that our operational perpetual inventory system was not used as the basis of chain-wide ending inventory at retail for our RIM model or our related general ledger entries in fiscal 2004 (the only year we had perpetual inventories while on RIM).

We believe this also clarifies our response to comment #9 of the Staff’s letter dated December 4, 2006 (referred to in the paragraph preceding comment #5 of the Staff’s February 23, 2007 letter). Our prior response did not intend to convey that the 10% difference in average inventory at retail, as described above, indicated a 10% annual inventory shrinkage rate; but rather, that the difference was considered attributable to shrink when expressed as a percentage of annual sales. As noted above, the impact at cost as a percentage of annual sales was approximately 1.8%.

12.           Please explain your basis for discriminating between rebates for inventory sourced through the D.C.’s and rebates for inventory shipped directly to the stores from the vendors in determining the amount to be capitalized for tax purposes.

Response:

Our current method provides that we capitalize vendor allowances for DC-sourced inventory, but not for vendor direct-to-store shipments. This method was mandated to the Company as part of a negotiated IRS exam settlement on April 1, 1999 (for tax years 1993 to 1995).

Michaels hereby acknowledges that:

•              Michaels is responsible for the adequacy and accuracy of the disclosure in its filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•              Michaels may not assert Staff comments as a defense in any procedure initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Very truly yours,

/s/ Jeffrey N.Boyer

Jeffrey N. Boyer
President and Chief Financial Officer